EXPENSE REIMBURSEMENT AND/OR WAIVER AGREEMENT—SECURITY INVESTORS, LLC

THIS AGREEMENT, dated as of June 1, 2021, is made and entered into by and between Security Investors, LLC (the “Adviser”) and Rydex Variable Trust (the “Trust”) on behalf of the Funds set forth in Schedule A hereto (each referred to herein as a “Fund”), as it may be amended from time to time. This Agreement shall apply to each Fund listed in Schedule A.

WHEREAS, the Adviser has been appointed the investment adviser to the Funds pursuant to an agreement between the Trust and the Adviser (the “Advisory Agreement”), under which the Adviser provides certain investment advisory services to each Fund;

WHEREAS, the Adviser desires to waive and/or reimburse each Fund’s expenses in an amount equal to an annual percentage rate of 0.05% of each Fund’s average daily net assets; and

WHEREAS, the Trust, on its own behalf and on behalf of the Funds, and the Adviser desire to enter into the arrangements described herein.

NOW, THEREFORE, it is agreed as follows:

1.    The Adviser shall waive and/or reimburse each Fund’s expenses in an amount equal to an annual percentage rate of 0.05% of each Fund’s average daily net assets, such amount to be calculated daily and any reimbursement due to be paid no less frequently than monthly.

2.     Nothing herein shall otherwise affect the terms of any other expense limitation agreements between the Adviser or its affiliates and the Trust.

3.    The end of the initial term of this Agreement shall be August 1, 2022. This Agreement shall automatically renew for one-year terms, unless the Adviser provides written notice to the Fund of the termination of the Agreement, which notice shall be received by the Trust at least 30 days prior to the end of the then-current term.

4.    This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement, as it relates to a Fund, will terminate automatically if the Advisory Agreement with respect to such Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

RYDEX VARIABLE TRUST

By:	/s/ Brian Binder

Name:	Brian Binder

Title:	President and Chief Executive Officer

SECURITY INVESTORS, LLC

By:	/s/ Amy J. Lee

Name:	Amy J. Lee

Title:	Vice President and Chief Legal Officer

SCHEDULE A

Dated as of June 1, 2021

Applicable Funds of the Trust:

Rydex Variable Trust

Rydex Inverse Government Long Bond Strategy

Rydex Inverse Dow 2x Strategy

Rydex Strengthening Dollar 2x Strategy

Rydex Weakening Dollar 2x Strategy

Rydex Inverse NASDAQ-100 Strategy

Rydex Inverse Russell 2000 Strategy

Rydex NASDAQ-100 2x Strategy

Rydex Europe 1.25x Strategy

Rydex Russell 2000 2x Strategy

Rydex Dow 2x Strategy

Rydex Russell 2000 1.5x Strategy

Rydex Inverse S&P 500 Strategy

Rydex Inverse Mid-Cap Strategy

Rydex S&P 500 2x Strategy

Rydex Mid Cap 1.5x Strategy

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